SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 9

                             HEARTLAND EXPRESS, INC
                                (Name of Issuer)

                                  COMMON STOCK
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   422347 10 4
           ----------------------------------------------------------
                                 (CUSIP Number)

                                Russell A. Gerdin
                             901 North Kansas Avenue
                             North Liberty, IA 52317
                            Telephone: (319) 626-3600
                            Facsimile: (319) 626-3355
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                               Mark Scudder, Esq.
                         Scudder Law Firm, P.C., L.L.O.
                        411 South 13th Street, 2nd Floor
                                Lincoln, NE 68508


                                  July 11, 2007
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  422347 10 4


---  ---------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Russell A. Gerdin, individually and as trustee of the Russell A. Gerdin Revocable Trust and Mrs. Gerdin's GRATS (as defined below)
---  ---------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a)[ ]
                                                               (b)[X]
---  ---------------------------------------------------------------------------
3.   SEC USE ONLY

---  ---------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
---  ---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]
---  ---------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
---  ---------------------------------------------------------------------------
Number of                          7.   Sole Voting Power
Shares Beneficially
Owned by Each                           34,824,089 (1)
Reporting                          ---  ----------------------------------------
Person with                        8.   Shared Voting Power

                                        0
---------------------------------  ---  ----------------------------------------
                                   9.   Sole Dispositive Power

                                        38,099,359 (2)
---------------------------------  ---  ----------------------------------------
                                   10.  Shared Dispositive Power

                                        0
---  ---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     38,099,359(2)
---  ---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                  [ ]
---  ---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     41.8%(3)
---  ---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Comprised of 34,824,089 of the shares of Common Stock owned by grantor retained annuity trusts established by Mr. Gerdin's spouse for the benefit of Mr. and Mrs. Gerdin's children ("Mrs. Gerdin's GRATS"). As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has voting power over 34,824,089 of the shares owned by Mrs. Gerdin's GRATS.

(2) Comprised of (i) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP ("GFI"); and (ii) 36,163,083 shares of Common Stock owned by Mrs. Gerdin's GRATS. As the general partner of GFI, Mr. Gerdin has dispositive power over the shares represented by voting trust certificates owned by GFI, but neither Mr. nor Mrs. Gerdin has voting power over such shares. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has dispositive power over all of the shares owned by Mrs. Gerdin's GRATS but has voting power over only 34,824,089 of such shares. Mrs. Gerdin does not have voting power over any of the shares owned by Mrs. Gerdin's GRATS.

(3)  Based on 91,166,781 shares of Common Stock outstanding as of March 5, 2009.

CUSIP NO.:  422347 10 4


---  ---------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Ann S. Gerdin, individually and as trustee of the Ann S. Gerdin Revocable Trust.
---  ---------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [X]
---  ---------------------------------------------------------------------------
3.   SEC USE ONLY

---  ---------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
---  ---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                   [ ]
---  ---------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of                          7.   Sole Voting Power
Shares Beneficially
Owned by Each                           0
Reporting                          ---  ----------------------------------------
Person with                        8.   Shared Voting Power

                                        0
---------------------------------  ---  ----------------------------------------
                                   9.   Sole Dispositive Power

                                        0
---------------------------------  ---  ----------------------------------------
                                   10.  Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
---  ---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                   [ ]
---  ---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0
---  ---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

           Russell A. Gerdin previously filed Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2. Identity and Background.

     (a) This Statement is being filed jointly on behalf of Russell A. Gerdin and Ann S. Gerdin (together, the "Reporting Persons"). The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

     (b) The business address of the Reporting Persons is 901 North Kansas Avenue, North Liberty, IA 52317.

     (c)

Mr. Gerdin

     The principal occupation of Mr. Gerdin is chief executive officer of the Issuer. The principal business address of the Issuer is 901 North Kansas Avenue, North Liberty, IA 52317.

Mrs. Gerdin

     The principal occupation of Mrs. Gerdin is homemaker. She is also involved in civic and philanthropic commitments. Mrs. Gerdin's business address is 901 North Kansas Avenue, North Liberty, IA 52317.

     (d) - (e) During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.


     On July 11, 2007, Mr. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mrs. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mrs. Gerdin's GRATS"), and Mrs. Gerdin became trustee over shares owned by certain grantor attained annuity trusts established by Mr. Gerdin for the benefit of Mr. and Mrs. Gerdin's children ("Mr. Gerdin's GRATS" and together with Mrs. Gerdin's GRATS, the "GRATS"). By virtue of Mr. Gerdin becoming trustee of Mrs. Gerdin's GRATS, he received dispositive power over the shares owned by Mrs. Gerdin's GRATS. By virtue of Mrs. Gerdin becoming trustee of Mr. Gerdin's GRATS, she received dispositive power over the shares owned by Mr. Gerdin's GRATS. Thus, Mr. and Mrs. Gerdin are each individually deemed to beneficially own the shares owned by the GRATS over which he or she serves as trustee pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Except for 8,000,000 shares owned by Mrs. Gerdin's GRATS, over which Mr. Gerdin had voting power, neither of the Reporting Persons has voting power over the shares owned by the GRATS. The Reporting Persons did not pay money or other consideration in connection with becoming the trustee of the respective GRATS or in obtaining beneficial ownership of the shares owned by the GRATS.

     By virtue of becoming the trustees, the Reporting Persons were deemed to have acquired beneficial ownership over the following number of shares:

         Mr. Gerdin:       12,372,510 shares
         Mrs. Gerdin:       3,710,555 shares

     By virtue of becoming the respective trustees, the Reporting Persons have an obligation to file this Schedule 13D.

     See Item 4 also.

Item 4. Purpose of Transaction.

     In addition to the transaction described in Item 3, in the future, each Reporting Person from time to time may use his or her personal funds to purchase Common Stock for investment purposes. Depending on the volume of any such purchases, if any are made, it is possible that either Mr. Gerdin or Mrs. Gerdin or both Mr. and Mrs. Gerdin together, may become the beneficial owner of more than 50% of the outstanding Common Stock of the Issuer. The Reporting Persons have not made any such purchases to date. If any such purchases are made, the Reporting Persons may cease buying the Common Stock at any time. The Reporting Persons may purchase Common Stock in the open market or in privately negotiated transactions, or otherwise. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Gerdin is the Chief Executive Officer and a Director of the Issuer and, as a result, in the ordinary course or otherwise may take actions to influence the management, business, and affairs of the Issuer.

     Other than as described or contemplated in Item 3, this Item 4, or as announced publicly, neither of the Reporting Persons have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of March 5, 2009 there were 91,166,781 shares of Common Stock outstanding. As of the date hereof, Mr. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 38,099,359 shares of Common Stock, representing approximately 41.8% of the issued and outstanding shares of Common Stock of the Issuer. The shares of Common Stock deemed to be beneficially owned by Mr. Gerdin consist of (i) 1,936,276 shares of Common Stock represented by voting trust certificates owned by Gerdin Family Investments, LP ("GFI"); and (ii) 36,163,083 shares of Common Stock owned by Mrs. Gerdin's GRATS.

     As of the date hereof, Mrs. Gerdin may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of no shares of Common Stock.

     As a result of the foregoing, as of the date hereof, the Reporting Persons together may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate 38,099,359 shares of Common Stock, representing approximately 41.8% of the issued and outstanding shares of Common Stock of the Issuer.

     (b) Mr. Gerdin has the sole power to vote 34,824,089 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.(1) Mr. Gerdin has the sole power to dispose of 38,099,359 of shares of Common Stock of the Issuer for which beneficial ownership is reported.(2)

--------------------------------------------------------------------------------
(1) Comprised of 34,824,089 of the shares of Common Stock owned by Mrs. Gerdin's GRATS. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has voting power over 34,824,089 of the shares owned by Mrs. Gerdin's GRATS.

(2) Comprised of (i) 1,936,276 shares of Common Stock represented by voting trust certificates owned by GFI; and (iii) 36,163,083 shares of Common Stock owned by Mrs. Gerdin's GRATS. As the general partner of GFI, Mr. Gerdin has dispositive power over the shares represented by voting trust certificates owned by GFI, but neither Mr. nor Mrs. Gerdin has voting power over such shares. As the trustee of Mrs. Gerdin's GRATS, Mr. Gerdin has dispositive power over all of the shares owned by Mrs. Gerdin's GRATS but has voting power over only 34,824,089 of such shares. Mrs. Gerdin does not have voting power over any of the shares owned by Mrs. Gerdin's GRATS.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement, dated March 5, 2009, by and between the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                         RUSSELL A. GERDIN, individually and as
                                         trustee of the Russell A. Gerdin
                                         Revocable Trust and Mrs. Gerdin's GRATS


                                         /s/ Russell A. Gerdin
                                         ---------------------


                                         ANN  S.  GERDIN,  individually  and as
                                         trustee  of  the  Ann  S.  Gerdin
                                         Revocable Trust


                                         /s/ Ann S. Gerdin
                                         -----------------


Dated: March 5, 2009

                                                                      Exhibit 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Heartland Express, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of March, 2009.


                                         RUSSELL A. GERDIN, individually  and as
                                         trustee of the Russell A. Gerdin
                                         Revocable Trust and Mrs. Gerdin's GRATS


                                         /s/ Russell A. Gerdin
                                         ---------------------

                                         ANN  S.  GERDIN,  individually  and as
                                         trustee  of  the  Ann  S.  Gerdin
                                         Revocable Trust


                                         /s/ Ann S. Gerdin
                                         -----------------